

September 18, 2014

<u>Via E-mail</u>
Guy Marsala
Chief Executive Officer
Medbox, Inc.
8439 West Sunset Blvd., Suite 101
West Hollywood, CA 90069

> **Re: Medbox, Inc.
> Draft Registration Statement on Form S-1
> Submitted August 22, 2014
> CIK No. 1547996**

Dear Mr. Marsala:

We have limited our review of your draft registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We note disclosure that of the $3,000,000 in convertible debentures that certain investors agreed to purchase under the July 21, 2014 securities purchase agreement, the first tranche of $1,000,000 closed on the day the agreement was signed. Please tell us whether the remaining two tranches of $1,000,000 each have closed and whether the debentures sold at these two closings are currently outstanding.

<u>Prospectus Cover Page</u>

2.   We note your language in the penultimate paragraph stating that you may amend and supplement your prospectus from time to time. As the filing does not represent a shelf registration statement, please remove such language or otherwise explain its intended meaning.

Prospectus Summary, page 5

About Us, page 5

3.   In the first paragraph of your disclosure you state that based upon "unsolicited inquiries from interested institutional entities" your technology may be applied to the broader pharmaceutical marketplace. In an appropriate section of the filing, please provide context to this disclosure to help investors understand whether you intend to use your products in different applications or whether you will enter into a different line of business. As currently presented, your disclosure is vague and provides no visibility to how your technology could be applied to the broader pharmaceutical marketplace.

About This Offering, page 6

4.   We note the definition of "Amortization Conversion Rate" in the form of the convertible debenture filed as Exhibit 10.20 to the registration statement. Please revise your disclosure to reflect how the conversion rate is calculated in the event the registration statement is not declared effective prior to the first and the second registration default dates (as these terms are defined in the registration rights agreement, Exhibit 10.19 to the registration statement). In addition, please explain to us why the number of shares issuable upon repayment of the debentures is estimated based on 200% of the amount of shares the company would issue as repayment. Please revise your disclosure to the extent necessary to explain how you derived the number of shares being registered for resale.

Risk Factors, page 6

Marijuana remains illegal under federal law, page 7

5.   You disclose that because you do not market, sell, or produce marijuana related products, the company and its investors should be insulated from federal prosecution or harassment. Please revise your disclosure to alert investors that your operations could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act.

Description of Business, page 19

Business Overview, page 19

6.   You disclose that your business has expanded to, among other things, (i) providing management oversight of individual licensed dispensary or cultivation centers, (ii) partnering with another company within the ecosystem of the marijuana industry and sharing in certain revenue streams associated with purchase of eligible real estate, and (iii) exploring partnership and product offerings in connection with the sale and

marketing of "CBD." In this regard, we note that two of your subsidiaries, Medbox Property Investments, Inc. and MJ Property Investment, Inc., have entered into real estate purchase agreements with an aggregated value of $15,080,000 (refer to disclosure on page F-19), and that Medbox CBD, Inc., one of your newer subsidiaries, specializes in hemp-oil concentrates and development of pharmaceutical products derived from cannabis to produce and distribute products based upon the lifting of federal prohibition of such activities.

- Please expand your disclosure to clearly identify the services that you will provide in connection with the entering into a management rights agreement. Accurately describe the types of activities to be conducted at the facilities that you will manage, focusing especially in the intended cultivation operations at these centers. We note that related disclosure in paragraph numeral "3" on page 31 does not provide a clear break-down of the various arrangements related to these management rights, including (i) how the sale of a territory right is structured; and (ii) how one sells or leases management rights. Please ensure that your disclosure on page 31 clarifies the intended meaning of disclosure regarding clients "interested in developing certain territories with the assistance of Medbox."

- In connection with your real estate purchase transactions disclosed on page 51, please disclose how these locations will be used as part of the services you will provide to your clients and the type of revenue you expect to derive therefrom.

- With respect to your agreement with MJ Holdings, Inc. (refer to disclosure at the top of page 36), please disclose whether your arrangement is concentrated to certain geographical locations and whether it is for a definite period of time. Also, please enhance your disclosure by describing the "sensitive use contemplated to be operated at the leased location" as well as provide a range of premiums usually charged above the lease market rates for these facilities. Please tell us why you have not filed the agreement with MJ Holdings as an exhibit to the registration statement.

- Please revise your disclosure to clearly explain what "CBD" means and whether you intend to engage in any of the activities contemplated by Medbox CBD, Inc. prior to the lifting of the federal prohibition on these activities.

- Please expand your risk factor disclosure to address the risks you may face based on the new lines of business you are now pursuing.

Our Strategy, page 21

7.   We note disclosure that you intend to develop a revenue stream based on your ability to acquire cultivation licenses in the marijuana industry. This disclosure suggests that you directly intend to acquire cultivation licenses. Please explain. In addition, please revise your disclosure throughout the registration statement to explain what an "ecosystem of

each licensed location" is.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

8.   We note your disclosure in paragraph numeral "6" at the top of page 32. Please revise your disclosure to explain whether you will require a specific license to provide auditing and accountability support to the dispensary operators.

Certain Relationships and Related Transactions, and Director Independence, page 62

9.   With respect to the Bio Tech PSA and the Medvend PSA, please disclose the reasons behind entering into these two transactions with a related party.

10.   In Note 13 to the financial statements, page F-16, we note disclosure that during the first three months of 2014 the company had sales to a related party in the amount of $1 million. Please ensure that you provide requisite Item 404 of Regulation S-K disclosure in connection with this transaction.

11.   Please file the July 23, 2014 patent assignment agreement, as well as any notes outstanding issued to PVMI as exhibits to the registration statement. Otherwise, please tell us why you are not required to do so. In this regard, we also note page F-16 disclosure stating that as of June 30, 2014, there were $516,674 notes outstanding.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

   Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney at (202) 551-3369 with any questions.

          Sincerely,

          /s/ Era Anagnosti,

          for Pamela Long
          Assistant Director

cc: <u>Via E-mail</u>
   Darrin Ocasio, Esq.